UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On March 16, 2022, Amryt Pharma plc (“Amryt”) disclosed that the following Amryt board members and executive officers have purchased American Depositary Shares (“ADSs”), each representing five ordinary shares of Amryt, as per the table below. The ADSs were purchased in the open market between March 10 and March 15, 2022.

Name	Position	Number of ADSs Purchased
Ray Stafford	Chairman	10,000
George Hampton Jr	Board Director	20,000
Stephen Wills	Board Director	7,500
Dr. Alain Munoz	Board Director	4,500
Dr. Patrick Vink	Board Director	5,000
Dr. Joe Wiley	CEO	3,200
Rory Nealon	CFO/COO	6,750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: March 16, 2022	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer